Exhibit 99.3

PERDIGÃO S. A.

CNPJ-MF 01.838.723/0001-27

A Publicly Listed Company

EXTRACT FROM THE MINUTES OF THE 10th/2008 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: November 27 2008, at 11:00 a.m., at Avenida Escola Politécnica, nº 760, 2nd Floor, São Paulo-SP. QUORUM: All Board members. PRESIDING OFFICIALS: Nildemar Secches, Chairman, and Ney Antonio Flores Schwartz, Secretary to the Meeting. DECISIONS TAKEN: 1) Corporate Restructuring: The Board, together with the Fiscal Council, analyzed the proposal for the Corporate Restructuring of the Company, and approved the proposal for the partial spin-off of Perdigão Agroindustrial S.A., followed by the incorporation by the Company of Perdigão Agroindustrial Mato Grosso Ltda., Batávia S. A. Indústria de Alimentos and Maroca & Russo Indústria e Comércio Ltda.. In connection with this proposal, the Board, together with the Fiscal Council, decided to approve: (a) the hiring, ad referendum the General Shareholders’ Meeting, of KPMG Auditores Independentes to prepare the valuation of the book value of  Perdigão Agroindustrial S. A., Perdigão Agroindustrial Mato Grosso Ltda., Batávia S. A. Indústria de Alimentos and Maroca & Russo Indústria e Comércio Ltda, based on the audited financial statements of September 30 2008; (b) the proposal for the partial spin-off of Perdigão Agroindustrial S. A., the incorporation of the spun-off portion by the Company, followed by the incorporation of Perdigão Agroindustrial Mato Grosso Ltda.,  Batávia S. A. Indústria de Alimentos and Maroca & Russo Indústria e Comércio Ltda. by the Company, which will be submitted for approval to the General Shareholders’ Meetings of the Company, of Perdigão Agroindustrial S. A. and of Batávia S. A. Indústria de Alimentos and to the quotaholders meetings of Perdigão Agroindustrial Mato Grosso Ltda. and Maroca e Russo Indústria e Comércio Ltda.; (c) the terms and conditions of the Protocol and Justification of the Partial Spin-off of Perdigão Agroindustrial S. A., followed by the incorporation by the Company of Perdigão Agroindustrial Mato Grosso Ltda., Batávia S. A. Indústria de Alimentos and Maroca & Russo Indústria e Comércio Ltda., to be signed by the Executive Boards of the Company, of Perdigão Agroindustrial S. A., of Perdigão Agroindustrial Mato Grosso Ltda., of Batávia S. A. Indústria de Alimentos and of Maroca & Russo Indústria e Comércio Ltda., on this date (Attachment I hereto); (d) to approve the convening of: (i)  Extraordinary General Meetings of the Company and of Perdigão Agroindustrial S.A., to vote on the partial spin-off of Perdigão Agroindustrial S.A. and the incorporation by the Company of Perdigão Agroindustrial Mato Grosso Ltda., Batávia S. A. Indústria de Alimentos and Maroca & Russo Indústria e Comércio Ltda.; and (ii) an Extraordinary General Meeting of Batávia S. A. Indústria de Alimentos and Quotaholders’ Meetings of Perdigão Agroindustrial Mato Grosso Ltda. and Maroca & Russo Indústria e Comércio Ltda. to vote on the incorporation of these companies by the Company; and (e) to authorize the Executive Directors of these companies to practice whatever acts may be necessary for the implementation of the measures hereby approved.

 2) Proposal to the Extraordinary General Meeting: The Board decided, together with the Fiscal Council, to approve the proposal referred to in item 1) above and due to be submitted to the Extraordinary General Meeting to be held on December 18.

  3) Other internal matters.

CLOSING: These minutes, having been drawn up, read and approved, were signed by all present.  Nildemar Secches, Presiding Official; Ney Antonio Flores Schwartz, Secretary to the Meeting; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luís Carlos Fernandes Afonso; Maurício Novis Botelho; Manoel Cordeiro Silva Filho; Décio da Silva; Rami Naum Goldfajn.  (I certify this to be an exact copy of the original minutes drafted to Register Nr. 2 of the Minutes of the Ordinary and  Extraordinary  Meetings of the Board of Directors, pages 68 and 69).

NEY ANTONIO FLORES SCHWARTZ

Secretary to the Meeting